UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Fushi Copperweld, Inc.
(Name of Issuer)

Common Stock, Par Value $.006 Per Share
(Title of Class of Securities)

36113E107
(CUSIP Number)
Li Fu Wise Sun Investments Limited Xin Liu Yuyan Zhang TYG Center Tower B, Suite 2601 Dongsanhuan Bei Lu, Bing 2 Beijing, 100027 China (86) 10 8441 7777	Richard Yee Abax Global Capital (Hong Kong) Limited Two International Finance Centre Suite 6708, 8 Finance Street, Central Hong Kong (852) 3602 1815
With copies to:
Michael V. Gisser Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004 China (86) 10 6535-5599	Akiko Mikumo Weil, Gotshal & Manges 29/F, Alexandra House 18 Chater Road, Central Hong Kong (852) 3476 9088
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Li Fu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

3

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Wise Sun Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

4

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Xin Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

5

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Yuyan Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

6

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Lotus Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

7

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Global Opportunities Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

8

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Upland Fund, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO

9

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Arhat Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

10

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Claremont Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

11

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: AGC Asia 6 Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

12

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: AGC China Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

13

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Global Capital
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

14

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Global Capital (Hong Kong) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

15

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Xiang Dong Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

16

This Schedule 13D/A (this “Schedule 13D/A”) is filed jointly by Li Fu (“Mr. Fu”), Wise Sun Investments Limited (“Wise Sun”), Xin Liu (“Ms. Liu”), Yuyan Zhang (“Ms. Zhang”), Abax Lotus Ltd. (“Abax Lotus”), Abax Global Opportunities Fund (“Global Fund”), Abax Upland Fund LLC (“Upland”), Abax Arhat Fund (“Arhat”), Abax Claremont Ltd. (“Upland Managing Member”), AGC Asia 6 Ltd. ("AGC Asia 6"), AGC China Ltd. (“AGC China”), Abax Global Capital (“AGC”), Abax Global Capital (Hong Kong) Limited, (“Abax HK”) and Xiang Dong Yang (“Mr. Yang”, together with Mr. Fu, Wise Sun, Ms. Liu, Ms. Zhang, Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member, AGC Asia 6, AGC China, AGC and Abax HK, the “Reporting Persons”). With respect to Mr. Fu and Wise Sun, this Schedule 13D/A represents Amendment No. 9 to the statement on Schedule 13D with respect to the Company filed jointly by Mr. Fu and Dalian Fushi Enterprises Group Company, Ltd. (“Fushi Group”) with the SEC on January 13, 2006, as amended and supplemented to date. This Schedule 13D/A represents Amendment No. 7 to the statement on Schedule 13D with respect to the Company filed by the Abax Parties (as defined below) on November 4, 2010, as amended and supplemented to date. This Schedule 13D/A represents Amendment No. 1 to the statement on Schedule 13D/A filed by Ms. Liu and Ms. Zhang with respect to the Company, on June 29, 2012 (the “Original Schedule 13D/A”). Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member, AGC Asia 6, AGC China, AGC, Abax HK and Mr. Yang are collectively referred to as the “Abax Parties.”

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as follows:

On December 11, 2012, the Company held a special meeting of its stockholders (the “Special Meeting”) at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York 10154. At the Special Meeting, the stockholders of the Company voted in favor of the proposal to approve the agreement and plan of merger, dated as of June 28, 2012 (the “Merger Agreement”), among Green Dynasty Holdings Limited, a Cayman Islands exempted company (“Holdco”), Green Dynasty Limited, a Cayman Islands exempted company wholly owned by Holdco (“Parent”), Green Dynasty Acquisition, Inc. (“Merger Sub”), a Nevada corporation and a wholly-owned subsidiary of Parent, and the Company, pursuant to which Merger Sub has merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”).

On December 26, 2012, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company, with the Company as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent. Upon the consummation of the Merger, each issued and outstanding share of common stock, par value US$0.006 per share, of the Company (“Common Stock”), other than shares of Common Stock held by the Company as treasury stock or owned, directly or indirectly by Holdco, Parent, Merger Sub or any wholly-owned subsidiary of the Company immediately prior to the effective time of the Merger, was converted automatically into the right to receive US$9.50 in cash without interest.

On December 26, 2012, pursuant to the terms of the Merger Agreement, in connection with the effectiveness of the Merger (i) each then-outstanding option to purchase Common Stock (a “Company Stock Option”) granted under any director or employee stock option or compensation plan or arrangement of the Company (collectively, the “Company Stock Plans”), whether or not vested or exercisable, became fully vested and exercisable and converted into the right to receive an amount in cash equal to the product of (a) the excess, if any, of US$9.50 over the applicable exercise price per share of Common Stock of such Company Stock Option and (b) the number of shares of Common Stock that the holder of such Company Stock Option could have purchased had such holder exercised such Company Stock Option in full immediately prior to the effective time of the Merger; and (ii) each then-outstanding restricted share of Common Stock granted under any Company Stock Plan became vested in full (and all restrictions thereon immediately lapsed) and converted at the effective time of the Merger into the right to receive US$9.50 per share.

17

On December 26, 2012, by virtue of the Merger, each share of Common Stock held in the treasury of the Company or owned, directly or indirectly, by Holdco, Parent, Merger Sub or any wholly-owned subsidiary of the Company immediately prior to December 26, 2012 was canceled without consideration therefor. On December 26, 2012, by virtue of the Merger, each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to December 26, 2012 was converted into and became one validly issued, fully paid and non assessable share of common stock, no par value per share, of the Surviving Corporation (the “Private Stock”). The Private Stock is not registered under Section 12 of the Exchange Act.

Upon the consummation of the Merger, the Company became a wholly-owned subsidiary of Parent with one hundred shares of common stock outstanding (solely owned by Parent) and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Common Stock ceased to trade on the NASDAQ Global Select Market (“NASDAQ”) following the close of trading on December 26, 2012 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

Pursuant to a certain voting support agreement, dated as of June 28, 2012 (the “Voting Agreement”), between Mr. Fu, Wise Sun, Ms. Liu, Ms. Zhang, Abax Lotus (collectively, the “Rollover Holders”), Parent and the Company, the Rollover Holders, who collectively owned approximately 29.4% of the outstanding shares of Common Stock prior to the effective time of the Merger, appeared at the Special Meeting or otherwise caused their shares of Common Stock to be counted as present thereat for the purpose of establishing a quorum, and voted or caused to be voted at such meeting all their shares of Common Stock in favor of the approval of the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which was filed as Exhibit 7.07 to the Original Schedule 13D/A, and is incorporated herein by reference in its entirety as Exhibit 7.02.

Pursuant to a certain contribution agreement, dated as of June 28, 2012 (the “Contribution Agreement”), between the Rollover Holders, Parent, Holdco and the Company, the Rollover Holders contributed to Parent their shares of Common Stock in exchange for same amount of ordinary shares of Holdco. The information disclosed in this paragraph is qualified in its entirety by reference to the Contribution Agreement, a copy of which was filed as Exhibit 7.06 to the Original Schedule 13D/A and is incorporated herein by reference in its entirety as Exhibit 7.03.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) As of the date of this statement, the Reporting Persons do not beneficially own any shares of Common Stock or have any voting power or dispositive power over any shares of Common Stock.

(c) Other than the transaction described in Item 4 of this Schedule 13D/A, none of the Reporting Persons and no other person described in Item 2 hereof has effected any transactions relating to the Common Stock of the Company during the past sixty (60) days.

18

(d) Not applicable.

(e) December 26, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Item 6 is hereby amended and supplemented as follows:

The description in Item 4 of this Schedule 13D/A is incorporated herein by reference, and is qualified in its entirety by the full text of the Merger Agreement, which was filed as Exhibit 7.02 to the Original Schedule 13D/A, and is incorporated herein by reference in its entirety as Exhibit 7.04.

Item 7.	Material to Be Filed as Exhibits

Exhibit 7.01 Joint Filing Agreement by and between the Reporting Persons, dated June 29, 2012 (incorporated by reference to Exhibit 7.01 of the Original Schedule 13D/A filed by the Reporting Persons on June 29, 2012).

Exhibit 7.02 Voting Agreement by and among the Rollover Holders, Parent and Company dated June 28, 2012 (incorporated by reference to Exhibit 7.07 of the Original Schedule 13D/A filed by the Reporting Persons on June 29, 2012).

Exhibit 7.03 Contribution Agreement by and among the Rollover Holders, Parent, Holdco and Company dated June 28, 2012 (incorporated by reference to Exhibit 7.06 of the Original Schedule 13D/A filed by the Reporting Persons on June 29, 2012).

Exhibit 7.04 Merger Agreement among Holdco, Parent, Merger Sub and the Company, dated June 28, 2012 (incorporated herein by reference to Exhibit 7.02 to the Original Schedule 13D/A filed by the Reporting Persons on June 29, 2012).

19

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: December 27, 2012

LI FU

/s/ Li Fu
Name: Li Fu

WISE SUN INVESTMENTS LIMITED

By: /s/ Li Fu
Name: Li Fu
Title: Director

XIN LIU

/s/ Xin Liu
Name: Xin Liu

YUYAN ZHANG

/s/ Yuyan Zhang
Name: Yuyan Zhang

ABAX LOTUS LTD.

By: /s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL OPPORTUNITIES FUND

By: /s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX UPLAND FUND, LLC

By: ABAX CLAREMONT LTD. in its capacity as Managing Member

By: /s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX ARHAT FUND

By: /s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX CLAREMONT LTD.

By: /s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

AGC ASIA 6 LTD.

By: /s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

AGC CHINA LTD.

By: /s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL

By: /s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL (HONG KONG) LIMITED

By: /s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

XIANG DONG YANG

/s/ Xiang Dong Yang
Name: Xiang Dong Yang